Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form S-3 of Texas United Bancshares, Inc., of our reports dated March 6, 2006, on our audits of the consolidated financial statements of Texas United Bancshares, Inc., as of December 31, 2005 and 2004, and for the years then ended, which reports are included in the Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated March 6, 2006, on our audit of internal control over financial reporting of Texas United Bancshares, Inc., as of December 31, 2005, which report is included in the Annual Report on Form 10-K. We consent to the reference to our firm as it appears under the caption “Experts.”

BKD, LLP

/s/ BKD, LLP

Houston, Texas

August 16, 2006